SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: November 2023

Commission file number: 001-39674

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G MEDICAL INNOVATIONS HOLDINGS LTD.
(Translation of registrant’s name into English)

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5 Oppenheimer St.
Rehovot 7670105, Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

CONTENTS

On November 29, 2023, G Medical Innovations Holdings Ltd. (the “Company”) announced that it will hold an Extraordinary General Meeting of Shareholders on December 15, 2023 (the “Meeting”). Only shareholders of record who held ordinary shares, par value $0.007 per share, of the Company at the close of business on November 22, 2023, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Annual General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively. The Notice of Annual General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are also available on the Company’s website, www.gmedinnovations.com.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063 and File No. 333-273146), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice of Extraordinary General Meeting of Shareholders.
99.2	Proxy Statement for Extraordinary General Meeting of Shareholders.
99.3	Form of Proxy Card for Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.
Date: November 29, 2023	By:	/s/ Yacov Geva
	Name:	Yacov Geva
	Title:	Chief Executive Officer

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